Filed Pursuant to Rule 424(b)(3)
File No. 333-185111

CORPORATE PROPERTY ASSOCIATES 18—GLOBAL INCORPORATED

Prospectus Supplement No. 3 Dated August 29, 2013
To Prospectus Dated July 11, 2013

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 18—Global Incorporated, dated July 11, 2013 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 18—Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offerings and Issuances through our Distribution Reinvestment and Stock Purchase Plan

        As detailed in the Prospectus, we are offering up to $1,400,000,000 of our common stock, in any combination of Class A and Class C Shares, including $400,000,000 in shares of common stock through our distribution reinvestment plan. As of August 27, 2013, we have issued 716,444 Class A Shares ($7,139,100) and 190,470 Class C Shares ($1,780,900) in connection with our offering, raising aggregate gross proceeds of approximately $8,920,000.

New Acquisition

        On August 20, 2013, our subsidiary completed the acquisition of a 50% interest in a newly formed joint venture owning the State Farm Operation Center in Austin, Texas from State Farm Mutual Automobile Insurance Company, an unaffiliated third party, for approximately $55.0 million, plus acquisition fees and third party closing costs. Our affiliate, Corporate Property Associates 17—Global Incorporated, acquired the other 50% interest.

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DESCRIPTION OF THE PROPERTIES

        The following section is inserted after the "Prospectus Summary—Our Investment Strategy" section, which begins on page 16 of our prospectus dated July 11, 2013.

        As of the date of this prospectus we own an interest along with one of the other operating CPA® REITS in one real estate investment, which is leased to a single tenant on a long-term net leased basis. The table below sets forth information with respect to our materially important real estate investments as of the date of this prospectus.

Lessee	Property Location	Ownership Interest	Purchase Price(1)(2)	Transaction Closing Costs(2)	Initial Acquisition Fee(2)	Subordinated Acquisition Fee(2)	Primary Property Type(3)	Approximate Square Footage(2)	Initial Annual Rent(2)	Rent Increase Factor	Lease Expiration	Maximum Term	Amount of Non- Recourse Financing(2)	Date of Acquisition
State Farm Mutual Automobile Insurance Company	Austin, TX	50%	$110,000,000	$407,129	$2,879,581	$2,303,665	3	467,165	$6,957,919	2% annually	8/28	8/38	$72,800,000	8/13

(1)
Purchase price means the contractual purchase price excluding acquisition fees and transaction closing costs.

(2)
All amounts shown are for the total investment, that is, at 100%, as of the date of acquisition/financing.

(3)
Property types are coded as follows: 1—Industrial/Manufacturing; 2—Distribution/Warehouse; 3—Office/Institutional Research; 4—Retail.

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PRIOR PROGRAMS

        The following section is inserted after the "Prior Programs—Portfolio Diversification of Operating CPA® Programs" section, which begins on page 88 of our prospectus.

Consumer Price Index Increases in Leases of Operating CPA® Programs

        Over 94% of W. P. Carey's operating CPA® programs' leases have built-in increases that are fixed or tied to increases in indices such as the Consumer Price Index (CPI), the most widely used measure of changes in prices paid for consumer goods and services. As a result of these built-in increases, we receive increased rental payments from our tenants which may translate into increased cash flow to investors over the long term.

        CPA®:18—Global's advisor will seek to include clauses in each lease that provide for increases in rent over the term of the lease.

CPI Increases in Leases of Operating CPA® Programs

(Based on Annualized Contractual Minimum Base Rent on a Pro Rata Basis at June 30, 2013)